Press Release	Exhibit 2
Registration No. 333-63924

September 14, 2011
Reporters May Contact:
Kerrie McHugh, Bank of America Merrill Lynch, 1.646.855.3375
kerrie.mchugh@bankofamerica.com

Early Termination Event of CP HOLDRS on September 15, 2011

TORONTO – Merrill Lynch Canada Inc., in its capacity as coordinator and initial depositor of the CP HOLDRS Deposit Facility (HCH), announced today that pursuant to the terms of the Deposit Agreement dated September 4, 2001, as amended by Amendment No. 1 dated as of August 11, 2011 (the “Deposit Agreement”), the CP HOLDRS Deposit Facility will terminate effective September 15, 2011 (the “Termination Date”).

After the termination date:

•	No new CP HOLDRS will be issued.
•
Trading of CP HOLDRS on the Toronto Stock Exchange and the New York Stock Exchange will be permanently suspended after the close of trading on the Termination Date. CP HOLDRS will not be listed for trading on any other securities exchange.

•
During the two-month period following the termination date and ending on November 15, 2011, owners of CP HOLDRS will have the right to withdraw the underlying securities evidenced by their CP HOLDRS, together with any dividends or other distributions or net proceeds from the sale of any rights or other property received with respect thereto, by delivering CP HOLDRS to BNY Trust Company of Canada (the “Depositary”) and paying the applicable taxes, other charges (if any) and Depositary’s fees. The Depositary has advised that the fee will be $10.00 for each round-lot of 100 CP HOLDRS or portion thereof.

•
The Depositary will discontinue the registration of transfers of CP HOLDRS, suspend the distribution of dividends or other distribution to owners thereof, and will not give any further notices or perform any further acts under the Deposit Agreement.

•
At any time after November 15, 2011, the Depositary has the right to and intends to sell the underlying securities then held by the CP HOLDRS Deposit Facility and will thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the owners of CP HOLDRS that have not theretofore been surrendered. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, any applicable fees and expenses). At such time owners of outstanding CP HOLDRS will become general creditors of the Depositary with respect to such net proceeds.

Bank of America
Bank of America is one of the world's largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience in the United States, serving approximately 58 million consumer and small business relationships with approximately 5,700 retail banking offices and approximately 17,800 ATMs and award-winning online banking with 30 million active users. Bank of America is among the world's leading wealth management companies and is a global leader in corporate and investment banking and trading across a broad range of asset classes, serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to approximately 4 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients through operations in more than 40 countries. Bank of America Corporation stock (NYSE: BAC) is a component of the Dow Jones Industrial Average and is listed on the New York Stock Exchange.

Bank of America Merrill Lynch is the marketing name for the global banking and global markets businesses of Bank of America Corporation. Lending, derivatives, and other commercial banking activities are performed globally by banking affiliates of Bank of America Corporation, including Bank of America, N.A., member FDIC. Securities, strategic advisory, and other investment banking activities are performed globally by investment banking affiliates of Bank of America Corporation (“Investment Banking Affiliates”), including, in the United States, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch Professional Clearing Corp, which are registered broker-dealer and members of FINRA and SIPC, and, in other jurisdictions, locally registered entities.  Investment products offered by Investment Banking Affiliates:  Are Not FDIC Insured * May Lose Value * Are Not Bank Guaranteed.

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